                                                                   Exhibit 12.1

                          DQE, Inc. and Subsidiaries
          Calculation of Ratio of Earnings to Combined Fixed Charges
           and Preferred and Preference Stock Dividend Requirements
                            (Thousands of Dollars)


                                           Three Months Ended  ------------------------------------------------------------------
                                             March 31, 1999      1998          1997           1996          1995         1994
                                             --------------    ---------     ---------     ---------     ---------     ---------
FIXED CHARGES:
  Interest on long-term debt                     $ 18,788         81,076      $ 87,420      $ 88,478      $ 95,391      $101,027
  Other interest                                    4,491         14,556        13,823        10,926         7,033         4,050
  Portion of lease payments representing
     an interest factor                            11,132         44,146        44,208        44,357        44,386        44,839
  Dividend requirement                              4,076         15,612        21,649        14,385         7,374         9,355
                                                ---------      ---------     ---------     ---------     ---------     ---------
                Total Fixed Charges              $ 38,487        155,390      $167,100      $158,146      $154,184      $159,271
                                                ---------      ---------     ---------     ---------     ---------     ---------

EARNINGS:
  Income from continuing operations              $ 48,495        196,688      $199,101      $179,138      $170,563      $156,816
  Income taxes                                     21,906  *     100,982  *     95,805  *     87,388  *     96,661  *     92,973  *
  Fixed Charges as above                           38,487        155,390       167,100       158,146       154,184       159,271
                                                ---------      ---------     ---------     ---------     ---------     ---------
                Total Earnings                   $108,888        453,060      $462,006      $424,672      $421,408      $409,060
                                                ---------      ---------     ---------     ---------     ---------     ---------

RATIO OF EARNINGS TO FIXED CHARGES                   2.83           2.92          2.76          2.69          2.73          2.57
                                                =========      =========     =========     =========     =========     =========

  The Company's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $0.6 million for the three months ended March 31, 1999, has been excluded from the ratio.


* Earnings related to income taxes reflect a $2.0 million decrease for the three months ended March 31, 1999, a $12 million, $17 million, $12 million, $13.5 million and $13.5 million decrease for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively, due to financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification, equals 2.88 for the three months ended March 31, 1999, and 2.99, 2.87, 2.76, 2.82 and 2.65 for the twelve months ended December 31, 1998, 1997, 1996, 1995 and 1994, respectively.